EXHIBIT 99.90

SHAREHOLDER RIGHTS PLAN AGREEMENT

Dated as of February 9, 2011

Between

MERCATOR MINERALS LTD.

and

COMPUTERSHARE INVESTOR SERVICES INC.

as Rights Agent

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Certain Definitions	2
1.2	Currency	16
1.3	Headings	16
1.4	Number and Gender	16
1.5	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares	16
1.6	References to 1933 Securities Act and 1934 Exchange Act	16
1.7	Acting Jointly or in Concert	16
1.8	Statutory References	18

ARTICLE 2 THE RIGHTS		18
2.1	Legend on Common Share Certificates	18
2.2	Initial Exercise Price, Exercise of Rights and Detachment of Rights	19
2.3	Adjustments to Exercise Price; Number of Rights	20
2.4	Date on Which Exercise is Effective	20
2.5	Execution, Authentication, Delivery and Dating of Right Certificates	20
2.6	Registration, Registration of Transfer and Exchange	20
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	20
2.8	Persons Deemed Owners	20
2.9	Delivery and Cancellation of Certificates	20
2.10	Agreement of Rights Holders	20
2.11	Rights Certificate Holder not Deemed a Shareholder	20

ARTICLE 3 ADJUSTMENTS TO THE RIGHTS ON FLIP-IN EVENT		20
3.1	Flip-in Event	20
3.2	Exchange Option

ARTICLE 4 THE RIGHTS AGENT		20
4.1	General	20
4.2	Merger or Amalgamation or Change of Name of Rights Agent	20
4.3	Duties of Rights Agent	20
4.4	Change of Rights Agent	20
4.5	Compliance with Money Laundering Legislation	20
4.6	Privacy Provision	20

ARTICLE 5 MISCELLANEOUS		20
5.1	Redemption of Rights	20
5.2	Waiver of Flip-In Event	20
5.3	Expiration	20
5.4	Issuance of New Rights Certificates	20
5.5	Supplements and Amendments	20
5.6	Fractional Rights and Fractional Shares	20
5.7	Rights of Action	20
5.8	Notice of Proposed Actions	20
5.9	Notices	20
5.10	Costs of Enforcement	20
5.11	Benefits of this Agreement	20
5.12	Governing Law	20

5.13	Language
5.14	Severability	20
5.15	Effective Date	20
5.16	Determinations and Actions by the Board of Directors	20
5.17	Rights of Board of Directors and the Company	20
5.18	Regulatory Approvals	20
5.19	Declaration as to Non-Canadian Holders	20
5.20	Time of the Essence	20
5.21	Successors	20
5.22	Execution in Counterparts	20

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT is dated as of the 9th day of February, 2011

BETWEEN:

MERCATOR MINERALS LTD., a company incorporated under the laws of British Columbia
(the "Corporation" or the "Company")

- and -

COMPUTERSHARE INVESTOR SERVICES INC., a corporation existing under the laws of Canada

(the "Rights Agent")

WHEREAS the Board of Directors of the Company, in the exercise of their fiduciary duties to the Company, has determined that it is advisable and in the best interests of the Company to adopt a shareholder rights plan (the "Rights Plan") to (a) ensure, to the extent possible, that all holders of the Common Shares (as hereinafter defined) of the Company and the Board of Directors have adequate time to consider and evaluate any unsolicited bid for the Common Shares; (b) provide the Board of Directors with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid; (c) encourage the fair treatment of the Company's securityholders in connection with any Take-over Bid (as hereinafter defined) made for the Common Shares; and (d) generally to assist the Board of Directors in enhancing shareholder value;

AND WHEREAS the Board of Directors has determined that the Rights Plan should take effect immediately, but that its ongoing effectiveness should be subject to the requisite approval of the "Independent Shareholders" (as hereinafter defined);

AND WHEREAS in order to implement the Rights Plan, the Board of Directors has authorized the issuance of:

(a)	one right (a "Right") effective at the Record Time (as hereinafter defined) in respect of each Common Share outstanding at the Record Time; and

(b)	one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the Holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Company desires to appoint Computershare Investor Services Inc. as the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent has agreed to act on behalf of the Company and the holders of Rights in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the foregoing premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)	"Acquiring Person" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

(i)	the Company or any Subsidiary of the Company;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of

(A)
a Corporate Acquisition which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by such Person to or above 20% or more of the Voting Shares then outstanding;

(B)	an Exempt Acquisition;

(C)	a Permitted Bid Acquisition;

(D)	a Pro Rata Acquisition; or

(E)	a Convertible Security Acquisition;

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of one or any combination of a Corporate Acquisition, an Exempt Acquisition, a Permitted Bid Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition, and thereafter such Person, while such Person is the Beneficial Owner of 20% or more of the Voting Shares then outstanding, becomes the Beneficial Owner of any additional Voting Shares (other than pursuant to any one or a combination of a Corporate Acquisition, an Exempt Acquisition, a Permitted Bid Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an Acquiring Person;

(iii)
a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time (a "Grandfathered Person"); provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of any Voting Shares not Beneficially Owned by such Person as at the Record Time (other than through any one or any combination of a Corporate Acquisition, an Exempt Acquisition, a Permitted Bid Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition);

(iv)
a Subsequent Grandfathered Person, provided, however, that this exemption shall not be, and shall cease to be, applicable to a Subsequent Grandfathered Person in the event that such Subsequent Grandfathered Person shall, after the completion of the transaction pursuant to which such Person became a Subsequent Grandfathered Person, become the Beneficial Owner of any additional Voting Shares (other than through any one or any combination of a Corporate Acquisition, an Exempt Acquisition, a Permitted Bid Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition);

(v)
for a period of ten days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause (v) of the definition of Beneficial Owner solely because such Person makes or announces an intention to make a Take-over Bid in respect of Voting Shares and/or Convertible Securities either alone or by acting jointly or in concert with any other Person.  For the purposes of this definition, "Disqualification Date" means the first date of a public announcement of facts indicating that any Person is making or intends to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person; or

(vi)
an underwriter or member of a banking or selling group that in that capacity becomes the Beneficial Owner of 20% or more of Voting Shares of the Company in connection with a distribution of securities of the Company pursuant to a prospectus or by way of private placement;

(b)
"Affiliate" when used to indicate a relationship with a Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c)
"Agreement" means this agreement as amended, modified or supplemented from time to time; "hereof", "herein", "hereto" and similar expressions mean and refer to this shareholder rights plan agreement as a whole and not to any particular part of this Agreement;

(d)
"Associate", when used to indicate a relationship with a specified Person, shall mean (i) any corporation of which such Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation for the time being outstanding, (ii) any partner of that Person, (iii) any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar capacity, (iv) a spouse of such specified Person, (v) any Person of either sex with whom such specified Person is living in conjugal relationship outside marriage or (vi) any relative of such specified Person or of Person mentioned in

Clauses (iv) or (v) of this definition if that relative has the same residence as the specified Person;

(e)	a Person shall be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to "Beneficially Own":

(i)
any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity including, for greater certainty, pursuant to section 1.8 of MI 62-104 (other than subsection (4) thereof);

(ii)
any securities as to which such Person or any of such Person's Affiliates or Associates has the right to acquire or become the owner at law or in equity, whether such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to Convertible Securities, or pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement  and (y) pledges of securities in the ordinary course of business of the lender granted as security for bona fide indebtedness); and

(iii)
any securities which are Beneficially Owned within the meaning of Clauses (i) and (ii) of this definition by any other Person with whom such Person is acting jointly or in concert with respect to the Company or any of its securities or assets;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(iv)
where (1) the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in Clause (iii) of this definition, or (2) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in Clause (iii) of this definition, in each case until the earliest time at which any such tendered security is accepted unconditionally for payment or exchange or is taken up and paid for

(v)	where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause (iii) of this definition holds such security provided that:

(A)
the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and includes the acquisition or holding of securities for a non discretionary account of a Client (as defined below) by a dealer or broker registered under applicable securities laws to the extent required and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a "Client");

(B)
such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for the estate of any such Estate Account or for such Other Accounts;

(C)
such Person (the "Statutory Body") is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and the Statutory Body holds such security in the ordinary course of and for the purposes of the management of such investment funds;

(D)
such person (the "Administrator") is the administrator or trustee of one or more pension funds or plans (a "Plan") registered under the laws of Canada or any Province thereof or the corresponding laws of the jurisdiction by which such Plan is governed and the Administrator holds such security for the purposes of its activities as such; or

(E)	such Person is a Crown agent or agency;

but only if the Investment Manager, the Trust Company, the Statutory Body, the Administrator or the Crown agent or agency, as the case may be, (A) did not acquire and does not Beneficially Own or hold such security for the purpose of or with the effect of changing or influencing the control of the issuer thereof, either alone or acting jointly or in concert with any other Person, or in connection with or as a participant in any transaction having that purpose or effect, (B) is not then making a Take-over Bid in respect of securities of the Company or has not then announced an intention to make a Take-over Bid in respect of securities of the Company and (C) is not then acting jointly or in concert with any other Person who is making a Take-over Bid or who has announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities of the Company (1) pursuant to a distribution by the Company or (2) by means of a Permitted Bid or a Competing Permitted Bid, or (3) by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of the business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(vi)	because such Person is

(A)	a Client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security,

(B)	an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security; or

(C)	a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(vii)	where such Person is

(A)	a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;

(B)	an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company; or

(C)	a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(viii)	where such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of the securities depository;

(f)	"Board of Directors" shall mean the board of directors of the Company, as constituted from time to time;

(g)
"Business Corporations Act" shall mean the Business Corporations Act (British Columbia), S.B.C. 2002, c.57, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(h)	"Business Day" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia, are authorized or obligated by law to close;

(i)
"Canadian Dollar Equivalent" of any amount which is expressed in United States dollars shall mean, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(j)
"close of business" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in the City of

Vancouver, British Columbia (or, after the Separation Time, the office of the Rights Agent in the City of Vancouver, British Columbia) is closed to the public;

(k)
"Common Shares" shall mean the common shares in the capital of the Company as constituted on the date hereof and any other share of the Company into which such shares may be sub-divided, consolidated, re-classified or changed;

(l)	"Competing Permitted Bid" shall mean a Take-over Bid that:

(i)	is made after a Permitted Bid has been made and prior to the expiry of that Permitted Bid (in this definition, the "Prior Bid");

(ii)	satisfies all the components of the definition of a Permitted Bid except the requirements set out in Clause (ii) of that definition; and

(iii)
contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of: (i) 35 days (or such other minimum period of days as may be prescribed by MI 62-104) after the announcement of such Competing Permitted Bid; and (ii) the 60th date after the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made and then only if at that date more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to such Take-over Bid and not withdrawn;

(m)	"controlled": a Person is considered to be "controlled" by another Person or two or more Persons if:

(i)	in the case of a Person other than a partnership or a limited partnership, including, without limitation, a corporation or body corporate:

(A)
securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors of such Person are held, directly or indirectly, by or on behalf of the other Person or Persons; and

(B)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such Person;

(ii)	in the case of a partnership other than a limited partnership, more than 50% of the interests in such partnership are held by the other Person or Persons; and

(iii)	in the case of a limited partnership, the other Person or each of the other Persons is a general partner of the limited partnership,

and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

(n)           "Convertible Securities" shall mean at any time any securities issued by the Company (including rights, warrants and options but excluding the Rights) carrying any purchase, exercise, conversion or exchange rights, pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on conditions or the happening of any contingency);

(o)
"Convertible Security Acquisition" shall mean the acquisition of Voting Shares upon the exercise of Convertible Securities acquired by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(p)	"Co-Rights Agents" shall have the meaning ascribed thereto in Subsection 4.1(a);

(q)
"Corporate Acquisition" shall mean an acquisition or a redemption of Voting Shares by the Company which by reducing the number of Voting Shares outstanding increases the proportionate number of Voting Shares Beneficially Owned by any Person;

(r)	"Election to Exercise" shall have the meaning attributed thereto in Clause 2.2(d)(ii);

(s)	"Exchange" mean the Toronto Stock Exchange or, if the Common Shares are not listed at the applicable time on the Toronto Stock Exchange, then the stock exchange having jurisdiction over the Company;

(t)	"Exempt Acquisition" shall mean an acquisition of Voting Shares or Convertible Securities:

(i)	in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Section 5.2 or which was made on or prior to the Record Time; or

(ii)
pursuant to a distribution of Voting Shares or Convertible Securities (and the conversion or exchange of such Convertible Securities) made by the Company pursuant to a prospectus or pursuant to a private placement or other distribution made by the Company exempt from the prospectus requirements of applicable law;

(u)
"Exercise Price" shall mean, as of any date, the price at which a Holder may purchase the securities issuable upon exercise of one whole Right.  Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be $100;

(v)	"Expiration Time" shall mean the earlier of:

(i)	the Termination Time;

(ii)
the termination of the third annual meeting of the shareholders of the Company occurring after the date of ratification of this Agreement pursuant to Section 5.15 hereof if the continuation of the Rights Plan is not submitted to holders of Voting Shares for their approval at such meeting or, if so submitted, is not approved by a majority of the votes cast by Independent Shareholders present or represented by proxy; and

(iii)
the close of the third annual meeting of shareholders of the Company occurring after the date of approval of the continuation of the Rights Plan pursuant to Clause (ii) above or this Clause (iii) if the continuation of the Rights Plan is not submitted to holders of Voting Shares for their approval at such meeting or, if so submitted, is not approved by a majority of the votes cast by Independent Shareholders present or represented by proxy;

(w)	"Flip-in Event" shall mean a transaction in or pursuant to which any Person becomes an Acquiring Person;

(x)	"Holder" of any Rights, unless the context otherwise requires, shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Shares);

(y)	"Independent Shareholders" shall mean the holders of Voting Shares other than:

(i)	any Acquiring Person;

(ii)	any Grandfathered Person;

(iii)	any Offeror;

(iv)	any Associate or Affiliate of such Acquiring Person, such Grandfathered Person or such Offeror;

(v)	any Person acting jointly or in concert with such Acquiring Person, such Grandfathered Person or such Offeror; and

(vi)
any employee benefit plan, stock purchase plan, deferred profit sharing plan and any other similar plan or trust for the benefit of employees of the Company or a Subsidiary of the Company, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(z)
"Market Price" per security of any securities on any date of determination shall mean the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days ending on the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any such Trading Day not to be fully comparable with the closing price on such date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination (or, if the date of determination is not

Trading Day, on the immediately preceding Trading Day). The closing price per security of any securities on any date shall be:

(i)
the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each such security on such date, as reported by the principal stock exchange in Canada on which such securities are listed or admitted to trading;

(ii)
if for any reason none of such prices described in Clause (i) above is available for such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the last sale price or, if such price is not available, the average of the closing bid and asked prices, for each such security on such date, as reported by such other securities exchange on which such securities are listed or admitted to trading;

(iii)
if for any reason none of such prices described in Clause (ii) above is available for such day or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange, the last sale price, or if no sale takes place, the average of the high bid and low asked prices for each such security on such date in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv)
if for any such date none of such prices described in Clause (iii) above is available or the securities are not listed or admitted to trading on a Canadian stock exchange or any other securities exchange and are not quoted by any such reporting system, the average of the closing bid and asked prices for such date as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors, provided, however, that if on any such date none of such prices is available, the closing price per security of such securities on such date shall mean the fair value per security of such securities on such date as determined in good faith by a nationally or internationally recognized firm of investment dealers or investment bankers selected by the Board of Directors. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

(aa)	"1933 Securities Act" shall mean the United States Securities Act of 1933, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto;

(bb)	"1934 Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto;

(cc)
"MI 62-104" means Multilateral Instrument 62-104 adopted by the British Columbia Securities Commission effective February 1, 2008, as amended from time to time and any comparable or successor laws, rules or regulations thereto;

(dd)	"Nominee" shall have the meaning ascribed thereto in Subsection 2.2(c);

(ee)	"Offer to Acquire" shall include:

(i)	an offer to purchase, a public announcement of an intention to make an offer to purchase, or a solicitation of an offer to sell, Voting Shares, and

(ii)	an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(ff)	"Offeror" shall mean a Person who has announced an intention to make or who is making a Take-over Bid;

(gg)	"Offeror's Securities" shall mean Voting Shares Beneficially Owned by an Offeror, on the date of an Offer to Acquire;

(hh)	"Permitted Bid" shall mean a Take-over Bid made by an Offeror that is made by means of a take-over bid circular and which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Company, other than the Offeror, for all Voting Shares held by them;

(ii)
the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days after the date of the Take-over Bid; and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn at the close of business on the date of first take up or payment for Voting Shares;

(iii)
the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which the Voting Shares subject to the Take-over Bid may be taken up and paid for and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)	the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement;

(ii)	"Permitted Bid Acquisitions" shall mean acquisitions of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(jj)
"Permitted Lock-up Agreement" shall mean an agreement (the "Lock-up Agreement") between a Person and one or more holders of Common Shares (each such holder herein referred to as a "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date of the Lock-up Bid (as defined below), or if the Lock-up Bid has been made prior to the date of the Lock-up Agreement not later than the first Business Day following the date of the Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender the Common Shares held by such holder to a Take-over Bid (the "Lock-up Bid") made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(e)(iii), provided that:

(i)
the Lock-up Agreement permits the Locked-up Person to withdraw its Common Shares from the Lock-up Agreement in order to deposit or tender the Common Shares to another Take-over Bid or to support another transaction prior to the Common Shares being taken up and paid for under the Lock-up Bid at a price or value per Common Share that exceeds the price or value per Common Share offered under the Lock-up Bid; or

(ii)
the Lock-up Agreement permits the Locked-up Person to withdraw its Common Shares from the Lock-up Agreement in order to deposit or tender the Common Shares to another Take-over Bid or to support another transaction prior to the Common Shares being taken up and paid for under the Lock-up Bid at an offer price for each Common Share that exceeds by as much as or more than a specified amount (the "Specified Amount") the offer price for each Common Share contained in or proposed to be contained in the Lock-up Bid and that does not by its terms provide for a Specified Amount that is greater than 7% of the offer price contained in or proposed to be contained in the Lock-up Bid;

and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Common Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares during the period of the other Take-over Bid or transaction; and

(i)	no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A)	2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B)
50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid, shall be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid, or withdraws Common Shares previously tendered thereto in order to deposit or tender such Common Shares to another Take-over Bid or support another transaction;

(kk)
"Person" shall include any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, government, governmental entity or authority, body corporate, corporation, incorporated or unincorporated organization, syndicate or other entity;

(ll)	"Pro Rata Acquisition" shall mean an acquisition by a Person of Voting Shares or Convertible Securities:

(i)
as a result of a stock dividend, a stock split or other event in respect of securities of the Company of one or more particular classes or series pursuant to which a Person becomes the Beneficial Owner of Voting Shares or Convertible Securities on the same pro rata basis as all other holders of securities of the particular class, classes or series;

(ii)
pursuant to any regular dividend reinvestment plan or other plan made available by the Company to holders of all of its securities where such plan permits the holder to direct that some or all of: (A) dividends paid in respect of shares of any class of the Company, (B) proceeds of redemption of shares of the Company, (C) interest paid on evidences of indebtedness of the Company, or (D) optional cash payments be applied to the purchase from the Company of further securities of the Company;

(iii)
pursuant to the receipt and/or exercise by the Person of  rights (other than the Rights) issued by the Company to all of the holders of a series or class of Voting Shares on a pro-rata basis to subscribe for or purchase Voting Shares or Convertible Securities, provided that such rights are acquired directly from the Company and not from any other Person; or

(iv)	pursuant to a plan of arrangement, amalgamation or other statutory procedure requiring shareholder approval;

(mm)	"Record Time" shall mean 4:00 p.m. (Vancouver time) on the date of this Agreement;

(nn)	"Redemption Price" shall have the meaning attributed thereto in Subsection 5.1(a);

(oo)	"regular periodic cash dividend" shall mean cash dividends paid in any fiscal year of the Company to the extent that such cash dividends do not exceed, in the aggregate, the greatest of

(i)	200% of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its immediately preceding fiscal year;

(ii)	300% of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Company on its Common Shares in its three immediately preceding fiscal years; and

(iii)	100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year;

(pp)	"Rights" shall mean the herein described rights to purchase securities pursuant to the terms and subject to the conditions set forth herein;

(qq)	"Rights Certificate" shall have the meaning attributed thereto in Clause 2.2(c)(i);

(rr)	"Rights Register" shall have the meaning ascribed thereto in Subsection 2.6(a);

(ss)
"Securities Act (BC)" shall mean the Securities Act, R.S.B.C. 1996, c. 418, and the rules and regulations thereunder, each as may be amended from time to time, and any comparable or successor laws, rules or regulations thereto;

(tt)	"Separation Time" shall mean, subject to Section 5.2, the close of business on the tenth Trading Day after the earliest of:

(i)	the Stock Acquisition Date;

(ii)
the date of the commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid or Take-over Bid in respect of which the Board of Directors has waived the application of Section 3.1); and

(iii)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later date as may be determined by the Board of Directors acting in good faith, provided that if the foregoing results in a Separation Time being prior to the Record Time, the Separation Time shall be the Record Time, and provided further that if any Take-over Bid referred to in Clause (ii) of this definition expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made and if the Board of Directors determines pursuant to Section 5.2 to waive the application of Section 3.1 to a Flip-In Event, then the Separation Time shall be deemed never to have occurred;

(uu)
"Stock Acquisition Date" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to MI 62-104 or Section 13(d) under the 1934 Exchange Act) by the Company or a Person of facts indicating that any Person has become an Acquiring Person;

(vv)	"Subsequent Grandfathered Person" shall mean a Person who, after the Record Time, acquires all of the Voting Shares Beneficially Owned by a Grandfathered Person, provided that:

(i)	such Person does not Beneficially Own any other Voting Shares at the time of such acquisition; and

(ii)	such transaction is completed in compliance with applicable securities laws;

(ww)	"Subsidiary": a body corporate is a Subsidiary of another body corporate if:

(i)
it is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate, each of which is controlled by that other, or

(ii)	it is a Subsidiary of a body corporate that is that other's Subsidiary;

(xx)
"Take-over Bid" shall mean an Offer to Acquire Voting Shares or Convertible Securities (or both) if, assuming that the Voting Shares or Convertible Securities that are the subject of the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute, in the aggregate, 20% or more of the outstanding Voting Shares;

(yy)	"Termination Time" shall mean the time at which the right to exercise Rights shall terminate pursuant to Subsection 5.1(d), Subsection 3.2(b), Section 5.15 or Section 5.16 hereof;

(zz)
"Trading Day", when used with respect to any securities, shall mean a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

(aaa)	"U.S. - Canadian Exchange Rate" shall mean, on any date:

(i)	if, on such date, the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; or

(ii)
in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith; and

(bbb)
"Voting Shares" shall mean, collectively, the Common Shares of the Company and any other shares of capital stock or voting interests of the Company entitled to vote generally in the election of all directors.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses and Subclauses and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Number and Gender

Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice-versa and words importing only one gender shall include all others.

1.5	Calculation of Number and Percentage of

Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product determined by the formula:

100 x A/B

Where:

A	=	the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and
B	=	the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares which may be acquired pursuant to Convertible Securities, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person in both the numerator and the denominator above, but no other unissued Voting Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

1.6	References to 1933 Securities Act and 1934 Exchange Act

For the purposes of this Agreement, the references herein to the 1933 Securities Act or the 1934 Exchange Act shall have no force and effect during such time as the Company is not subject to the provisions of such Acts.

1.7	Acting Jointly or in Concert

For the purposes of this Agreement, it is a question of fact as to whether a Person is acting jointly or in concert with another Person and, without limiting the generality of the foregoing, the following shall be deemed to be acting jointly or in concert with a Person (the "First Person"):

(a)
every Person who has any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) with the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person, for the purpose of acquiring or Offering to Acquire any Voting Shares of the Company, including, without limitation, any one or more of, or any combination of, (i) a put, call, option, forward sale purchase or other right or obligation relating to the sale or disposition of any Voting Shares of the Company to the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person (whether settled by delivery of securities, cash or a combination thereof); (ii) any security the value of which varies with the value of Voting Shares of the Company; or (iii) any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) pursuant to which all or substantially all of the economic or market risk underlying a Voting Share of the Company, directly or indirectly, is transferred to, or assumed by, the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person;

(b)
every Person who has any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) with the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person, for the purpose or with the intention of exercising jointly or in concert with the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person, any voting rights attaching to any securities of the Company; and

(c)
every Person who has any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) with the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person, for the purpose of selling, offering to sell, acquiring or offering to acquire any business, asset, subsidiary or investee company of the Company through any one transaction or series of transactions where the aggregate value of the business, asset, subsidiary or investee company to be acquired exceeds $1,000,000, such value to be determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized investment dealer or investment banker with respect to the value of such business, asset, subsidiary or investee company.

Notwithstanding the foregoing and for greater certainty, the phrase "acting jointly or in concert" shall not include conduct consisting solely of:

(1)
voting or directing the vote of securities of the Company pursuant to a revocable proxy given in response to a particular proxy solicitation (other than a proxy solicitation initiated by an Offeror or any Associate or Affiliate of an Offeror or any other Person acting jointly or in concert with an Offeror); or

(2)	voting or directing the vote of securities of the Company in connection with or in order to participate in a particular proxy solicitation (other than a proxy solicitation initiated by an Offeror or any Associate or Affiliate of an Offeror or any other Person acting jointly or in concert with an Offeror).

1.8	Statutory References

Unless the context otherwise requires or except as expressly provided herein, any reference herein to a specific part, section, subsection, clause or rule of any Act or regulation shall refer to the same as it exists on the date hereof.

ARTICLE 2

THE RIGHTS

2.1	Legend on Common Share Certificates

(a)           Certificates issued for Common Shares, including without limitation Common Shares issued upon the conversion of Convertible Securities, after the Record Time but prior to the close of business on the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them a legend in substantially the following form:

Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Shareholder Rights Plan Agreement, dated as of the 9th day of February, 2011, as amended from time to time (the "Rights Agreement"), between Mercator Minerals Ltd. (the "Corporation") and Computershare Investor Services Inc., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive offices of the Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended, redeemed, may expire, may become null and void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate.  The Company will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as is reasonably practicable after the receipt of a written request therefor.

Certificates representing Common Shares that are issued and outstanding as at the date hereof shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.

(b)           Registered holders of Common Shares who have not received a share certificate and are entitled to do so on the earlier of the Separation Time and the Expiration Time shall be entitled to Rights as if such certificates had been issued and such Rights shall for all purposes hereof be evidenced by the corresponding entries on the Company's securities registers for the Common Shares.

2.2	Initial Exercise Price, Exercise of Rights and Detachment of Rights

(a)           Subject to adjustment as provided herein, each Right will entitle the Holder thereof, after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price as at the Business Day immediately preceding the date of exercise of the Right, one Common Share (which Exercise Price and number of Common Shares are subject to adjustment as set forth herein).  Notwithstanding any other provision of this Agreement, any Rights Beneficially Owned by the Company or any of its Subsidiaries shall be void.

(b)           Until the Separation Time, (i) the Rights shall not be exercisable and no Right may be exercised; and (ii) for administrative purposes, each Right will be evidenced by the certificates for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to be a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)           From and after the Separation Time and prior to the Expiration Time, the Rights shall be exercisable and the registration and transfer of the Rights shall be separate from and independent of the Common Shares.  Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time and, in respect of each Convertible Security converted into or exchanged or exercised for Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, exchange or exercise to the holder so converting, exchanging or exercising (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")), at such holder's address as shown on the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose),

(i)
a certificate (a "Rights Certificate") in substantially the form of Exhibit A hereto appropriately completed, representing the number of Rights held by such Holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or admitted to trading, or to conform to standard usage; and

(ii)	a disclosure statement prepared by or on behalf of the Company describing the Rights;

provided that a Nominee shall be sent the materials provided for in Clauses 2.2(c)(i) and (ii) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.  In order for the Company to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Company may require such first mentioned Person to furnish it with such information and documentation as the Company considers advisable.

(d)           Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent, at its principal office in the city of Vancouver or any other office of the Rights Agent or Co-Rights Agent in the cities designated from time to time for that purpose by the Company with the approval of the Rights Agent:

(i)	the Rights Certificate evidencing such Rights;

(ii)
an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and duly executed by the Holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)
payment by certified cheque, banker's draft or money order payable to or to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the Holder of the Rights being exercised.

(e)           Upon receipt of a Rights Certificate, accompanied by an Election to Exercise appropriately completed and duly exercised that does not indicate that such Right is null and void as provided by Subsection 3.1(b) and by payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed in writing by the Company in the event that the Company is of the opinion that the Rights cannot by exercised in accordance with this Agreement) will thereupon promptly:

(i)
requisition from the transfer agent for the Common Shares, certificates representing the number of Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)
after receipt of any certificates referred to in Clause 2.2(e)(i), deliver such certificates to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iii)	when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iv)	when appropriate, after receipt, deliver such cash (less any amounts required to be withheld) to or to the order of the registered holder of the Rights Certificate; and

(v)	tender to the Company all payments received on exercise of the Rights.

(f)           In case the Holder of any Rights shall exercise less than all the Rights evidenced by such Holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such Holder or to such Holder's duly authorized assigns.

(g)           The Company covenants and agrees that it will:

(i)
take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii)
take all such action as may be necessary and within its power to comply with any applicable requirements of the Business Corporations Act, the Securities Act (BC), the 1933 Securities Act, the 1934 Exchange Act and the comparable securities legislation of each of the provinces and territories of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)
on or before the issuance thereof, use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed or admitted to trading upon issuance on the principal exchange or exchanges on which the Common Shares are then listed or admitted to trading at that time;

(iv)
cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v)
pay when due and payable any and all Canadian and United States federal, provincial and state transfer taxes (not including any tax in the nature of  income or capital gains taxes of the Holder or exercising Holder or any liability of the Company to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares or registration of the Common Shares in the securities register of the Company, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares or registration of the Common Shares in the securities register of the Company in a name other than that of the Holder of the Rights being transferred or exercised.

2.3	Adjustments to Exercise Price; Number of Rights

(a)           The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 and in Subsection 3.1(a).

(b)           In the event the Company shall at any time after the Record Time and prior to the Expiration Time:

(i)
declare or pay a dividend on Common Shares payable in Common Shares  or Convertible Securities other than pursuant to any regular dividend reinvestment plan of the Company providing for the acquisition of Common Shares;

(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)
issue any Common Shares, Convertible Securities or other capital stock of the Company in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3;

the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or other change, and the number of Common Shares or other securities, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right shall be entitled to receive, upon payment of the applicable Exercise Price then in effect, the aggregate number of Common Shares or other securities, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the share transfer books of the Company were open, such holder would have been entitled to receive as a result of such dividend, subdivision, combination or reclassification.

(c)           In the event the Company shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares,  shares having the same rights, privileges, restrictions and conditions as Common Shares ("equivalent common shares"), or securities convertible into or exchangeable for or carrying a right to purchase Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares or equivalent common shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than 90% of the Market Price per Common Share on the second Trading Day immediately preceding such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)
the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)	the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common

Shares and/or equivalent common shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the Holders of Rights.  Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would have been in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares, equivalent common shares or securities convertible into or exchangeable or exercisable for Common Shares actually issued upon the exercise of such rights, options or warrants, as the case may be.

For the purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a dividend reinvestment plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Company; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(d)           In the event the Company shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger in which the Company is the continuing corporation or amalgamation) of evidences of indebtedness or assets, including cash (other than a regular periodic cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), subscription rights, options or warrants (excluding those referred to in Subsection 2.3(c)) hereof at a price per Common Share that is less than 90% of the Market Price per Common Share on the second Trading Day immediately preceding such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction:

(i)
the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the Holders of Rights), on a per share basis, of the portion of the evidences of indebtedness, cash, assets, subscription rights, options or warrants so to be distributed; and

(ii)	the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be readjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(e)           Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.  All calculations under this Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or Right.  Notwithstanding the first sentence of this Subsection 2.3(e), any adjustment required by this Section 2.3 shall be made no later than the Expiration Time.

(f)           In the event the Company shall at any time after the Record Time and prior to the Expiration Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(b)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsection 2.3(b) in connection with such transaction will not appropriately protect the interests of the Holders of Rights, the Board of Directors acting in good faith may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsection 2.3(b), such adjustments, rather than the adjustments contemplated by Subsection 2.3(b), shall be made.  The Company and the Rights Agent shall have authority with the prior approval of the holders of the Common Shares or the Holders of Rights to amend this Agreement in accordance with Section 5.5 hereof, as appropriate to provide for such adjustments.

(g)           Unless the Company shall have exercised its election as provided in Subsection  2.3(h), upon each adjustment of an Exercise Price as a result of the calculations made in Subsections 2.3(c), (d) and (f), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares, as the case may be (calculated to the nearest one ten-thousandth), obtained by:

(i)	multiplying:

(A)	the number of such Common Shares which would have been issuable upon the exercise of a Right immediately prior to this adjustment; by

(B)	the relevant Exercise Price in effect immediately prior to such adjustment of the relevant Exercise Price; and

(ii)	dividing the product so obtained by the relevant Exercise Price in effect immediately after such adjustment of the relevant Exercise Price.

(h)           The Company may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right.  Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which such a

Right was exercisable immediately prior to such adjustment.  Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price.  The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made.  This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement.  If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Subsection 2.3(h), the Company shall, as promptly as is practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to Section 5.6, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment.  Rights Certificates to be so distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Company, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(i)           Each Right originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(j)           If as a result of an adjustment made pursuant to this Section 2.3 or Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any shares other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as is practicable to the provisions with respect to the Common Shares contained in this Section 2.3, and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other shares.

(k)           Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificate theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(l)           In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the Holder of any Right exercised after such record date of the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such Holder a due bill or other appropriate instrument evidencing such Holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(m)           Notwithstanding anything in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in each Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any: (i) consolidation or subdivision of Common Shares; (ii) issuance wholly for cash of any Common Share or Convertible Securities; (iii) stock dividends; or (iv) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Company to holders of its Common Shares, shall not be taxable to such shareholders.

(n)           The Company covenants and agrees that, after the Separation Time, it will not, except as permitted by Sections 5.1, 5.2 and 5.5, take (or permit any Subsidiary of the Company to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(o)           Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made at any time after the Separation Time pursuant to this Section 2.3, the Company shall promptly and in any event, where such change or adjustment occurs prior to the Separation Time, not later than the Separation Time:

(i)	file with the Rights Agent and with the transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

(ii)	give, or cause the Rights Agent to give, notice of the particulars of such adjustment or change to Holders of the Rights who request a copy;

provided that failure to file such certificate or cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4	Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising Holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Company are closed, such person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Company are open.

2.5	Execution, Authentication, Delivery and Dating of Right Certificates

(a)           The Rights Certificates shall be executed on behalf of the Company by any two of its Chairman, its President and Chief Executive Officer, a Vice-President or any director, provided that at the time of such execution none of such officer or director, any Affiliate or Associate of such officer or director or any person with whom such officer or director or any such Affiliate or Associate is acting jointly or in concert has commenced or publicly announced an intention to commence a Take-over Bid.  The signature of any of these officers on the Rights Certificates may be manual or facsimile.  Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b)           Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Company) and send such Rights Certificates to the Holders of the Rights pursuant to Subsection 2.2(c) hereof.  No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)           Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Registration of Transfer and Exchange

(a)           After the Separation Time, the Company will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights.  The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided.  In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c) and the other provisions of this Agreement, the Company will execute, and the Rights Agent will countersign and deliver, in the name of the Holder or the designated transferee or transferees as required pursuant to the Holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)           All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)           Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the Holder thereof or such Holder's attorney duly authorized in writing.  As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)           The Company shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)           If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)           If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate and (ii) such security or indemnity as may be required by each of them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)           As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)           Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall entitle the Holder of the Rights to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Company hereunder.

2.8	Persons Deemed Owners

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent.  No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement.  The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company on request by the Company.

2.10	Agreement of Rights Holders

Every Holder of Rights, by accepting such Rights, becomes a party to this Agreement and for greater certainty is bound by the provisions herein and consents and agrees with the Company and the Rights Agent and with every other Holder of Rights that:

(a)	such holder shall be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)	after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)
prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer or exchange, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e)	such holder is not entitled and has waived his right to receive any fractional Rights or any fractional Common Shares upon exercise of a Right (except as provided herein);

(f)
subject to the provisions of Section 5.5, without the approval of any Holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g)
notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any Holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of a preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11	Rights Certificate Holder not Deemed a Shareholder

No Holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever to be the holder of any Common Share or any other share or security of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the Holder of any Right or Rights Certificate, as such, any of the rights, title, benefits or privileges of a holder of Common Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until such Rights shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3

ADJUSTMENTS TO THE RIGHTS ON FLIP-IN EVENT

3.1	Flip-in Event

(a)           Subject to the provisions of Section 2.2, Subsection 3.1(b) and Section 5.2, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective from and after the later of its date of issue and at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3, without duplication, in the event that after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

(b)           Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i)	an Acquiring Person, (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person); or

(ii)
a transferee or other successor in title, direct or indirect, of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person), whether or not for consideration, in a transfer that the Board of Directors acting in good faith has determined is part of a plan, arrangement, understanding or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i);

shall become null and void without any further action, and any Holder of such Rights (including transferees or other successor in title) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The Holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this Subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Subsection 3.1(b) and such rights shall be null and void.

(c)           From and after the Separation Time, the Company shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Business Corporations Act, the Securities Act (BC) and the securities laws or comparable legislation of each of the provinces of Canada and of the United States and each of the states thereof in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d)           Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or who was an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them.  This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Rights Agreement.

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Company in writing or if a Holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such Holder is not a Person described in such legend.  The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(d) shall be of no effect on the provisions of Subsection 3.1(b).

3.2	Exchange Option

(a)           The Board of Directors may, at its sole option and without seeking the approval of holders of Voting Shares or Rights but with the prior written consent of the Exchange if the Common Shares are then listed on such exchange, at any time after a Flip-in Event has occurred, authorize the Company to issue or deliver in respect of each Right which is not void pursuant to Subsection 3.1(b), either: (i) in return for the applicable Exercise Price and the Right, debt, equity or other securities or assets (or a combination thereof) having a value equal to twice the applicable Exercise Price; or (ii) in return for the Right, subject to any amounts that may be required to be paid under applicable law, debt, equity or other securities or assets (or a combination thereof) having a value equal to the value of the Right, in full and final settlement of all rights attaching to the Rights, where in either case the value of such debt, equity or other securities or other assets (or a combination thereof) and, in the case of Clause 3.2(a)(ii), the value of the Right, shall be determined by the Board of Directors which may rely upon the advice of a nationally or internationally recognized firm of investment dealers or investment bankers selected by the Board of Directors.

(b)           If the Board of Directors authorizes the exchange of debt or equity securities or assets (or a combination thereof) for Rights pursuant to Subsection 3.2(a), without any further action or notice, the right to exercise the Rights will terminate and the only right thereafter of a holder of Rights shall be to receive the debt or equity securities or assets (or a combination thereof) in accordance with the exchange formula authorized by the Board of Directors.  Within 10 Business Days after the Board of Directors has authorized the exchange of debt or equity securities or assets (or a combination thereof) for Rights pursuant to Subsection 3.2(a), the Company shall give notice of exchange to the holders of such Rights by mailing such notice to all such holders at their last addresses as they appear upon the register of Rights holders maintained by the Rights Agent.  Each such notice of exchange will state the method by which the exchange of debt or equity securities or assets (or a combination thereof) for Rights will be effected.

ARTICLE 4

THE RIGHTS AGENT

4.1	General

(a)           The Company hereby appoints the Rights Agent to act as agent for the Company and the Holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment.  The Company may from time to time appoint one or more co-rights agents ("Co-Rights Agents") as it may deem necessary or desirable, subject to the prior written approval of the Rights Agent.  In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Company may determine with the written approval the Rights Agent and the Co-Rights Agents.  The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and disbursements of any expert or advisor retained by the Rights Agent with the prior approval of the Company).  The Company also agrees to indemnify the Rights Agent and its directors, officers, employees and agents for, and to hold them harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement on the resignation or removal of the Rights Agent.

(b)           The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares or any Rights Certificate or certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged by the proper Person or Persons.

(c)           The Company will inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent,

and at any time, upon request, shall provide to the Rights Agent an incumbency certificate with respect to the then current directors and officers of the Company, provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

4.2	Merger or Amalgamation or Change of Name of Rights Agent

(a)           Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof.  In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)           In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the Holders of Rights Certificates, by their acceptance thereof, shall be bound.

(a)
The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Company) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Company (where such approval may reasonably be obtained and such approval not be unreasonably withheld), retain and consult with such other experts or advisors as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the Company's expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert or advisor.

(b)	Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman, the President and Chief Executive Officer, a Vice-President or a director of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)	Notwithstanding anything to the contrary, the Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct.

(d)
The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only.

(e)
The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Clause 2.3(o)(i) hereof describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

(f)
The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)
The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman, the President and Chief Executive Officer, a Vice-President or a director of the Company, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such person.  All such instruction shall, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions will be confirmed in writing as soon as is reasonably practicable after the giving of such instructions.

(h)
The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement.  Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

(i)
The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in good faith in the selection and continued employment thereof.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to the transfer agent of Common Shares by registered mail, and to the Holders of the Rights in accordance with Section 5.9 at the Company's expense.  The Company may remove the Rights Agent upon 60 days' notice in writing, mailed to the Rights Agent and to the transfer agent of the Common Shares  by registered mail, and to the Holders of the Rights in accordance with Section 5.9.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent.  If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the Holder of any Rights (which Holder shall, with such notice, submit such Holder's Rights Certificate for inspection by the Company), then the outgoing Rights Agent or Holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Company's expense.  Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Provinces of British Columbia and Ontario.  After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon payment by the Company to the predecessor Rights Agent of all outstanding fees and expenses, owed by the Company to the predecessor Rights Agent pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail or cause to be mailed a notice thereof in writing to the Holders of the Rights.  Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

4.5	Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Company, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10-day period, then such resignation shall not be effective.

4.6	Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement.  Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws.  The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

ARTICLE 5

MISCELLANEOUS

5.1	Redemption of Rights

(a)           Redemption of Holders of Voting Shares

Until the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to Section 5.2 and provided that the provisions of Subsection 5.2(c) are not applicable to such Flip-in Event, the Board of Directors may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of a type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b)           Deemed Redemption

The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid, a Competing Permitted Bid or a Take-over Bid in respect of which the Board of

Directors has waived the application of Section 3.1 takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take-over Bid, as the case may be.

(c)           Redemption on Withdrawal or Termination of Bid

Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(d)           Effect of Redemption

If the Board of Directors elects or is deemed to have elected to redeem the Rights, (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price; and (ii) subject to Subsection 5.1(f) no further Rights shall be issued.

(e)           Notice of Redemption

Within ten Business Days after the Board of Directors electing or having been deemed to have elected to redeem the Rights, the Company shall give notice of redemption to the Holders of the then outstanding Rights by mailing such notice to all such Holders at their last address as they appear upon the Rights Register or, prior to the Separation Time, on the share register maintained by the Company’s transfer agent or transfer agents for the Common Shares.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the Holder receives the notice.  Each such notice of redemption will state the method by which the payment of the Redemption Price will be made and will state that no payment will be made to holders entitled to less than $10.00 in accordance with Subsection 5.1(g).  The Company may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1, except in connection with the purchase of Common Shares prior to the Separation Time.

(f)           Reissuance of Rights

Upon the Rights being redeemed pursuant to this Section 5.1, Rights may be reissued under this Agreement to holders of record of Common Shares immediately following such redemption, and thereafter, all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred and such reissued Rights shall, without any further formality, be attached to the outstanding Common Shares in the same manner as prior to the occurrence of such Separation Time.

(g)           Redemption Price of Under $10

The Company shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless such holder is entitled to receive at least $10.00 in respect of all of the Rights held by such holder.

5.2	Waiver of Flip-In Event

(a)           Subject to the provisions of Subsection 5.2(d), the Board of Directors may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.2, waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent.

(b)           Notwithstanding and without limiting the generality of Subsection 5.2(a), the Board of Directors may waive the application of Section 3.1 to a Flip-in Event provided that the following conditions are satisfied:

(i)
the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii)	such Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of the granting of the waiver pursuant to this Subsection 5.2(b), it is no longer an Acquiring Person;

and, in the event of any such waiver, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person having inadvertently become an Acquiring Person.  Written notice of any such waiver shall be given to the Rights Agent as soon as is reasonably practicable.

(c)           Until the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.2, upon written notice to the Rights Agent, the Board of Directors may, with the prior consent of the holders of Voting Shares given in accordance with Subsection 5.2(e), determine, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares and otherwise than in the circumstances set forth in Subsection 5.2(b), to waive the application of Section 3.1, to such Flip-in Event.  In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(d)           Until the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.2, upon written notice delivered to the Rights Agent, the Board of Directors may determine to waive the application of Section 3.1 to any Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by take-over bid circular sent to all holders of Voting Shares and provided further that if the Board of Directors waives the application of Section 3.1 to such Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by take-over bid circular to all holders of Voting Shares which is made prior to the expiry of any Take-over Bid (as the same may be extended from time to time) made by take-over bid circular in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.2(d).

(e)           If a waiver of a Flip-in Event pursuant to Subsection 5.2(c) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares.  Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by

Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Company's articles.

5.3	Expiration

No Person shall have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) hereof.

5.4	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.5	Supplements and Amendments

(a)           The Company may from time to time supplement or amend this Agreement without the approval of any Holders of Rights or Voting Shares in order to correct any clerical or typographical error or which are required to maintain the validity or effectiveness of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder.  The Board of Directors acting in good faith may by resolution, at or prior to the shareholders' meeting referred to in Section 5.15, or any adjournment or postponement thereof, supplement or amend this Agreement without the approval of any Holders of Rights or Voting Shares in order to make any changes which the Board of Directors may deem necessary or desirable (whether or not such action would materially adversely affect the interest of the holders of Rights generally).  Notwithstanding anything in this Section 5.5 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)           Without limiting the generality of Subsection 5.5(a), the Company may, with the prior consent of the holders of Common Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the Holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such amendment, variation or deletion.  Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Common Shares duly called and held in compliance with applicable laws and the memorandum and articles of the Company.

(c)           Without limiting the generality of Subsection 5.5(a), the Company may, with the prior consent of the Holders of Rights, at any time on or after the Separation Time, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the Holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.  Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative vote of a majority of the votes cast by the Holders of Rights (other than Rights which are void pursuant to the provisions hereof) present or represented at and entitled to vote at a meeting of the Holder of Rights.  For the purposes, hereof, the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company's memorandum and articles and the Business Corporations Act with respect to meetings of shareholders of the Company and each Right shall be entitled to one vote at any such meeting.

(d)           Any amendments made by the Company to this Agreement pursuant to Subsection 5.5(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i)
if made before the Separation Time, be submitted to the holders of the Common Shares at the next meeting of such holders and the holders of the Common Shares may, by the majority referred to in Subsection 5.5(b), confirm or reject such amendment;

(ii)
if made after the Separation Time, be submitted to the Holders of Rights at a meeting to be called for a date not later than immediately following the next meeting of shareholders and the Holders of Rights may, by resolution passed by the majority referred to in Subsection 5.5(c), confirm or reject such amendment.

Any such amendment shall, unless the Board of Directors otherwise stipulates, be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed.  If such amendment is rejected by the holders of the Common Shares or the Holders of Rights or is not submitted to the holders of the Common Shares or the Holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of Holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the holders of the Common Shares or the Holders of Rights, as the case may be.

(e)           The Company shall give notice in writing to the Rights Agent of any supplement, amendment, deletion, variation or rescission to this Agreement pursuant to this Section 5.5 within five Business Days of the date of any such supplement, amendment, deletion, variation or rescission, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement, amendment, deletion, variation or rescission.

(f)           Any amendment to this Agreement shall be subject to the receipt of any requisite approvals or consent from any applicable regulatory authority including, without limitation, any necessary approvals of the Exchange.

5.6	Fractional Rights and Fractional Shares

(a)           The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights.  After the Separation Time, in lieu of issuing fractional Rights, the Company shall pay to the Holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b) at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the same fraction of the Market Price of one whole Right in lieu of such fractional Rights.

(b)           Share Certificates for Common Shares shall only be issued upon written request to the Company and the Company shall not be required in any circumstances to issue fractional Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares.  In lieu of issuing fractional Common Shares, the Company shall pay to the registered Holders of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share.

(c)           The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to Subsections 5.6(a) or (b), respectively, unless and until the Company shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

5.7	Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered Holders of the Rights; and any registered Holder of any Rights, without the consent of the Rights Agent or of the registered Holder of any other Rights, may, on such Holder's own behalf and for such Holder's own benefit and the benefit of other Holders of Rights enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such Holder's right to exercise such Holder's Rights in the manner provided in such Holder's Rights Certificate and in this Agreement.  Without limiting the foregoing or any remedies available to the Holders of Rights, it is specifically acknowledged that the Holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.8	Notice of Proposed Actions

If after the Separation Time and prior to the Expiration Time:

(a)	the Company shall propose to effect the liquidation, dissolution or winding up of the Company or the sale of all or substantially all of the Company's assets;

(b)	there shall occur an adjustment in the rights attaching to the Rights pursuant to Section 3.1 as a result of the occurrence of a Flip-in Event,

(c)	the Company shall propose to effect or permit (in cases where the Company’s permission is required) any Flip-in Event,

then, in each such case, the Company shall give to each Holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action or event, which shall specify the date on which such change to the Rights, Flip-in Event, liquidation, dissolution, winding up or sale is to take place, and such notice shall be so given at least 20 Business Days prior to the date of taking of such proposed action.

5.9	Notices

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the Holder of any Rights to or on the Company shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Mercator Minerals Ltd.
1971 Sandown Place
North Vancouver, British Columbia
V7P 3C3

Attention: Corporate Secretary
Facsimile:  (604) 960-9661

Any notice or demand authorized or required by this Agreement to be given or made by the Company or by a Holder of Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc.
2nd Floor -510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Attention:  General Manager, Client Services
Facsimile:  (604) 661-9401

Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on any Holder of  Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such Holder at the address of such Holder as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the Holder receives the notice.

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered; on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed; and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).  Each of the Company and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10	Costs of Enforcement

The Company agrees that if the Company or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Company or such Person will reimburse the Holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such Holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the Holders of the Rights any legal or equitable right, remedy or claim under this Agreement; and this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the Holders of the Rights.

5.12	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.13	Language

Les parties aux présentes ont exigées que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en langue anglaise.  The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

5.14	Severability

If any Section, Subsection, Clause, Subclause, term or provision hereof or the application thereof to any circumstance or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, Subsection, Clause, Subclause, term or provision or such right shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining Sections, Subsections, Clauses, Subclauses, terms and provisions hereof or rights hereunder in such jurisdiction or the application of such Section, Subsection, Clause, Subclause, term or provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15	Effective Date

This Agreement is in full force and effect in accordance with its terms from the Record Time; provided, however, that if this Agreement is not ratified by a resolution passed by a majority of the votes cast by the Independent Shareholders present or represented by proxy at a meeting of shareholders of the Company held not later than August 9, 2011, then this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date which is the earlier of (i) the date of termination of the meeting called to consider the ratification of this Agreement; and (ii) August 9, 2011.

5.16	Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, for the purposes of this Agreement shall not subject the Board of Directors or any director of the Company to any liability to the Holders of the Rights.

5.17	Rights of Board of Directors and the Company

Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of Voting Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the holders of the Voting Shares with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

5.18	Regulatory Approvals

Any obligation of the Company or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, including any necessary approvals of any stock exchange.  Any amendment or supplement to this Agreement is subject to the approval of any stock exchange on which the Common Shares are listed.

5.19	Declaration as to Non-Canadian Holders

If, in the opinion of the Board of Directors (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure compliance.  In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.20	Time of the Essence

Time shall be of the essence in this Agreement.

5.21	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

5.22	Execution in Counterparts

This Agreement may be executed in any number of counterparts; each of such counterparts shall for all purposes be deemed to be an original; and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

MERCATOR MINERALS LTD.

By:	/s/ "Marc S. LeBlanc" Authorized Signatory

COMPUTERSHARE INVESTOR SERVICES INC.

By:	/s/ "Evelyn Hsu" Authorized Signatory

By:	/s/ "Yasmin Juma" c/s Authorized Signatory

Exhibit A

MERCATOR MINERALS LTD.

SHAREHOLDER RIGHTS PLAN AGREEMENT

[FORM OF RIGHTS CERTIFICATE]

Certificate No. __________	__________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS ASSOCIATES OR AFFILIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM, MAY BECOME VOID WITHOUT ANY FURTHER ACTION.

Rights Certificate

This certifies that ____________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of the 9th day of February, 2011 (the "Rights Agreement") between Mercator Minerals Ltd. a corporation subsisting under the Business Corporations Act (British Columbia) (the "Corporation"), and Computershare Investor Services Inc., a trust company incorporated under the laws of Canada, as rights agent (the "Rights Agent", which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Company at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid and non-assessable Common Share of the Company (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver.  The Exercise Price shall initially be $100 (Canadian) per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

In certain circumstances described in the Rights Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights.  Copies of the Rights Agreement are on file at the registered office of the Company and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights entitling the holder to purchase a like aggregate number of Common Shares as the Rights evidenced by the Rights Certificate or Rights Certificates surrendered.  If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Company at a redemption price of $0.00001 (Canadian) per Right.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof, a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities of the Company which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders of the Company at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Company (except as provided in the Rights Agreement), or to receive dividends, distributions or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company.

Date: ____________________

MERCATOR MINERALS LTD.

By:	By:

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.

By:
Authorized Signature

(To be attached to each Rights Certificate)
FORM OF ELECTION TO EXERCISE

TO:                      MERCATOR MINERALS LTD.

AND TO:            COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby irrevocably elects to exercise  _______________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Shares be issued to:

(Name)

(Address)

(City and Province or State)

(Social Insurance Number or other taxpayer identification number)

If such number of Rights are not all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province or State)

(Social Insurance Number or other taxpayer identification number)

Dated:	Signature:

Signature Guaranteed:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Schedule 1 Canadian chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

.

CERTIFICATE

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Signature:

NOTICE

In the event the certification set forth in the Form of Election to Exercise is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (all capitalized terms are used as defined in the Rights Agreement) and accordingly such Rights shall be null and void.

FORM OF ASSIGNMENT

(To be executed by the registered holder if such
holder desires to transfer the Rights Certificate)

FOR VALUE RECEIVED  ______________________________________________________________________

hereby sells, assigns and transfers unto        ________________________________________________________
                        Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitutes and appoints, as attorney, to transfer the within Rights on the books of the Company, with full power of substitution.

Dated:	Signature:

Signature Guaranteed:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Schedule 1 Canadian chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

CERTIFICATE

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Signature:

NOTICE

In the event the certification set forth in the Form of Assignment is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (all capitalized terms are used as defined in the Rights Agreement) and accordingly such Rights shall be null and void.